Exhibit 3.1

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
ALLETE, INC.

December 15, 2025

1.           Name.  The name of the corporation is ALLETE, Inc. (the “Company”).

2.         Registered Office.  The address of the registered office of the Company in Minnesota is 30 West Superior Street, Duluth Minnesota 55802.

3.          Authorized Shares.  The total number of shares of capital stock which the Company is authorized to issue is 200 shares of capital stock (the “Capital Stock”). The Capital Stock shall be divided into two classes consisting of 100 shares designated as Class A stock, par value $0.001 per share (the “Class A Stock”) and 100 shares designated as Class B stock, par value $0.001 per share (the “Class B Stock”). The rights, powers, privileges, preferences and restrictions of the Class A Stock and Class B Stock are as follows.

A.	Class A Stock

i.
Rights, Powers, Privileges, Preferences, and Restrictions.  Except as provided in Section 3(B)(i) and Section 3(B)(ii) or as otherwise required by applicable law, all of the rights, powers, privileges, preferences, and restrictions of the Capital Stock, including, but not limited to, all voting rights; all rights to receive dividends, distributions, and other economic or non-economic benefits; and all rights, privileges, or preferences upon the liquidation, dissolution or winding up of the Company, including in the event of a merger, consolidation, asset sale, or other transaction, shall solely be vested in the Class A Stock and the holders thereof.

B.	Class B Stock

i.
Voting in Elections of Directors.  Except as otherwise required by applicable law, the holders of Class B Stock, exclusively and as a separate class, shall be entitled to elect all of the directors of the Company at each meeting or pursuant to each consent of the Company’s shareholders for the election of directors. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of Class B Stock given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of the Company’s shareholders, and any vacancy thereby created may be filled by, and only by, the holders of Class B Stock represented at the meeting or pursuant to written consent.

ii.
Liquidation, Dissolution, or Winding up of the Company.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including in the event of a merger, consolidation, asset sale, or other transaction (each, a “Liquidation Event”), each holder of Class B Stock shall be entitled to a payment, in cash, of $1.00 per share of Class B Stock held by such holder at the effective time of the Liquidation Event.

iii.
No Other Rights, Powers, Privileges, Preferences, or Restrictions. Except as provided in Section 3(B)(i) and Section 3(B)(ii) or as otherwise required by applicable law, the Class B Stock, and the holders thereof, shall have no rights, powers, privileges, preferences, or restrictions, including, but not limited to, with respect to any other voting rights; any rights to receive dividends, distributions, or other economic or non-economic benefits; or any rights, privileges, or other preferences upon the liquidation, dissolution or winding up of the Company, including in the event of a merger, consolidation, asset sale, or other transaction.

4.           No Cumulative Voting.  There shall be no cumulative voting by the shareholders of the Company.

5.          No Preemptive Rights.  The shareholders of the Company shall not have any preemptive rights arising under the Minnesota Business Corporation Act.  This provision is not applicable to rights arising in connection with a designation of rights and preferences of a series of preferred stock or arising under contract.

6.           Limitation of Directors’ Liability.  To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director.  Neither the amendment, modification nor repeal of this Section 6 nor the adoption of any provision in these articles of incorporation inconsistent with this Section 6 shall adversely affect any right or protection of a director of the Company with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7.           Written Action by Directors.  An action required or permitted to be taken at a meeting of the board of directors of the Company may be taken by a written action signed, or consented to by authenticated electronic communication, by all of the directors unless the action need not be approved by the shareholders of the Company, in which case the action may be taken by a written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board of directors of the Company at which all of the directors were present.  A written action may be signed in separate counterparts.

8.           Written Action by Shareholders.  At any time that the Company is not a “publicly held corporation” (as defined by Minnesota Statutes Section 302A.011, Subd. 40), an action required or permitted to be taken at a meeting of the shareholders of the Company may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present, but in no event may written action be taken by holders of less than a majority of the voting power of all shares entitled to vote on that action.

9.          No Dissenters’ Rights for Articles Amendments.  To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a shareholder of the Company shall not be entitled to dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, an amendment of the articles of incorporation.

10.         Control Share Acquisitions.  Minnesota Statutes Section 302A.449, Subd. 7, and 302A.671 (all as may be amended from time to time) concerning Control Share Acquisitions shall not apply to the Company.